Exhibit 99.2

FORM 51-102F6V
STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS
FOR THE YEAR ENDED DECEMBER 31, 2022

The information contained in this statement of executive compensation (the "Statement") of Curaleaf Holdings, Inc. (the "Company" or "Curaleaf"), unless otherwise indicated, is as of June 30, 2023. The information contained in this Statement is expressed in United States dollars, unless otherwise indicated.

In this Statement, references to "Fiscal 2023" are references to the Company's fiscal year ending December 31, 2023; references to "Fiscal 2022" are references to the Company's fiscal year ended December 31, 2022; and references to "Fiscal 2021" are references to the Company's fiscal year ended December 31, 2021.

Compensation Discussion and Analysis

General

The purpose of this Statement is to provide information about the Company's philosophy, objectives and processes regarding compensation of the Company's directors and for the following executive officers of the Company (referred to herein as "Named Executive Officers" or "NEOs"), in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer ("CEO");

(b)	each individual who, in respect of the Corporation, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer ("CFO");

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than C$150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year.

During Fiscal 2022, the Company had six (6) Named Executive Officers, namely:

•	Mr. Matt Darin, who is the Company's CEO since May 9, 2022;

•	Mr. Joseph Bayern, who acted as CEO of the Company in Fiscal 2022 until May 9, 2022, when Mr. Darin was named as his replacement;

•	Mr. Ed Kremer who is the Company's CFO since August 8, 2022;

•	Mr. Ranjan Kalia who acted as CFO of the Company in Fiscal 2022 until March 14, 2022;

•	Mr. Neil Davidson who acted as interim CFO in replacement of Mr. Kalia from March 14, 2022 until August 8, 2022, when Mr. Kremer was named as his replacement. Prior to that, Mr. Davidson acted as the Chief Operating Officer ("COO") of the Company from February 3, 2020 to January 3, 2022, and on January 3, Mr. Davidson stepped down from his day-to-day duties as COO but stayed on for a transition period until he was appointed interim CFO; and

•	Mr. Boris Jordan, who acted as the Company's Executive Chairman throughout Fiscal 2022.

During Fiscal 2022, the following individuals served as directors of the Company: Boris Jordan (Executive Chairman); Joseph Lusardi (Executive Vice-Chairman); Peter Derby; Dr. Jaswinder Grover; Mitchell Kahn; Karl Johansson; Michelle Bodner and Shasheen Shah. Ms. Bodner and Mr. Shah’s appointment to the Board of directors of the Company (the "Board") was approved by the Board on December 16, 2022 (with an effective date of December 31, 2022) and their compensation as directors was also approved by the Board on the same date.

The description of the Company's compensation philosophy and objectives and the elements of such compensation during Fiscal 2022 are set forth below.

Compensation Governance

The compensation of the directors and executive officers is determined by the Board, on an annual basis, based on the recommendations of the Compensation and Nominating Committee (the "CN Committee"), which recommendations may be informed by third party consultant advice and research, including market comparable research on similarly situated directors and executive officers, as well as management recommendations. Recommendations of the CN Committee are made by taking into consideration the objectives discussed below and, if applicable, relevant industry data. Also, during Fiscal 2022, the Company retained the services of Executive Rewards Advisory, a third-party executive compensation consultant, to advise the Company on its compensation practices for Fiscal 2023 and beyond. Their recommendations have therefore not had any impact on the Company’s executive compensation practices for Fiscal 2022.

The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Peter Derby and Karl Johansson are independent director members of the CN Committee. Mr. Jordan, as the Executive Chairman of the Company, recuses himself from any decision or recommendation made by the CN Committee regarding his own compensation as Executive Chairman of the Company.

The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the Company's 2018 stock and incentive plan dated effective as of October 25, 2018 (as amended from time to time, the "LTIP") and proposing changes thereto, approving any awards of securities under the equity incentive plan and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices.

The Company's compensation practices are designed to attract, retain, motivate and reward its executive officers for their performance and contribution to the Company's long-term success. The Board seeks to compensate the Company's executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers' incentives with shareholder value creation. Corporate and individual performance objectives are tied to the executive officer's primary business segment. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company performance goals that reach across all business segments and include achievements in finance/business development and corporate development.

Elements of Compensation

The compensation of the directors and Named Executive Officers is comprised of the following major elements: (a) a base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, which may consist of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance compensation awards or other stock-based awards available under the LTIP or under any other equity plan of the Company that may be approved by the Board (and shareholders, as applicable) from time to time.

Each such element of the executive compensation program has been designed to meet one or more objectives of the overall compensation program of the Company. The salary of each NEO, combined with any discretionary cash bonuses and granting of long-term incentives they may receive, has been designed to provide total compensation which the Board believes is competitive.

Rather than strictly applying formulas and weightings to performance objectives, which may lead to unintended consequences for compensation purposes, the CN Committee exercises its discretion and uses its sound judgment in making compensation determinations. The CN Committee’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual NEO evaluations for total direct compensation. We believe shareholders are best served by the CN Committee applying sound judgment to final compensation outcomes, including making thoughtful decisions to adjust the inputs to the business performance calculation and payouts up or down when appropriate. We believe the consideration of discretion is even more important in times like these of continuing complexity and uncertainty.

Given the highly regulated and rapidly evolving nature of the cannabis industry, markets and products, it is challenging to design a compensation structure to attract and retain the kind of executive talent required to support the Company’s growth and expansion plans. Industry practices are variable and therefore compensation data analysis requires significant business judgment and interpretation of underlying business conditions. The CN Committee considers the Company’s business strategy, the expertise of its executives, and the ongoing evolution of industry and competitive compensation practices in establishing a tailored pay program that will attract and retain its executive talent.

In determining appropriate compensation levels, the CN Committee considers, in addition to market data and practices: (i) the executive’s experience, performance, contributions and job proficiency; (ii) retention risks and succession planning considerations; (iii) best practices and regulatory considerations; and (iv) internal equity relative to other executives.

External peer market data was used to formulate the basis for the Fiscal 2022 executive compensation programs. Overall executive compensation is evaluated based on publicly available data within a specified predetermined peer group of companies (the "Peer Group") as well as aggregate data within surveys of other companies' published information. For Fiscal 2022, the Peer Group was composed of seven direct competitors of the Company operating in the cannabis industry, as well as eight similarly sized companies operating in comparable industries unrelated to cannabis. The annual revenue of the companies composing the Peer Group's ranged from 50% to 200% of Curaleaf’s annual revenue, making these companies an adequate comparison pool for executive roles, in terms of scope and responsibilities. In addition, the non-cannabis related companies selected for peer analysis operate in highly regulated environments, like Curaleaf.

In Fiscal 2022, the Peer Group was composed of the following companies:

Cannabis related peers	Non-cannabis related peers

Tilray Brands Inc.	Consumer Package Goods Companies

Canopy Growth Corporation	Edgewell Personal Care Company

Cresco Labs Inc.	Helen of Troy Limited

Green Thumb Industries Inc.	Nu Skin Enterprises, Inc.

Trulieve Cannabis Corp.	Revlon, Inc.

Verano Holding Corp.	Gaming, Food and Alcohol Companies

Columbia Care Inc.	Light & Wonder, Inc.

Boyd Gaming Corp

The Boston Beer Company, Inc.

Krispy Kreme, Inc.

The Company is not aware of any significant event that has occurred during the most recently completed fiscal year of the Company or since the beginning of Fiscal 2023 that has significantly affected compensation. In the second quarter of Fiscal 2023, the Company announced that the Audit Committee of the Company's Board of Directors, with the assistance of outside counsel and consultants and in discussion with the Company's auditors, had been conducting, after internal review by management, a review of certain purchases and sales of products through the Company's wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions, mainly in the last quarter of Fiscal 2021 and the first and second quarters of Fiscal 2022.

Further to this review with the assistance of outside counsel, the Company determined to make certain adjustments to the revenue figures reported in its audited annual consolidated financial statements for Fiscal 2021 and unaudited interim consolidated financial statements for the first, second and third quarters of Fiscal 2022 (collectively, the "Restatements"). The Restatements did not have an impact on the short-term incentive payouts for executive officers for 2022. While the Company does not currently have a clawback policy, in connection with the Restatements, the Company may determine that it will seek to clawback a portion of the bonuses paid to executive officers for 2021 due to the extent it deems appropriate to do so in light of the Restatements and their impact on the factors used to establish the 2021 bonuses paid. See "Elements of Compensation – Short Term Incentive Plan" below for more information.

In addition, the Company is currently evaluating the adoption of a clawback policy.

1.	Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution of the NEO to the Company's success, the NEO's experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other companies of similar size and revenue growth potential. Occasionally, we may make adjustments to base salaries during the year to align with comparable base salaries among the Peer Group or in recognition of significant contributions to the Company.

2.	Short Term Incentive Plan

An annual bonus is a short-term incentive that is intended to reward each executive officer for his or her individual contribution and performance of personal objectives (the "Individual Performance") in the context of overall corporate performance (the "Business Performance"). Bonuses are designed to motivate executive officers to achieve personal business objectives, to be accountable for their relative contribution to the Company's performance, as well as to attract and retain executives. In determining compensation and, in particular, bonuses, the CN Committee considers factors over which the executive officer can exercise control, such as their role in identifying and completing acquisitions and integrating such acquisitions into the Company's business, meeting any budget targets established by controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Short-term cash incentives are paid only after both the Business Performance and the Individual Performance results are assessed against targeted levels of performance.

The Company's Short-Term Incentive Plan (the "STIP"), approved by the CN Committee in June 2020 and implemented in Fiscal 2021, provides for certain metrics in various compensable element categories that govern annual bonus target percentages of base salary and amounts. Such metrics consist of Company-wide revenue- and earnings-based targets. In addition to these high-level financial metrics, function specific Key Performance Indicators (KPIs) based on the cultivation, manufacturing, merchandising and retail objectives of the Company, as well as achievement against the Individual Performance component are considered. The CN Committee retains the ability to make adjustments to the Business Performance component based on qualitative achievements of the Company. During Fiscal 2022, the Company did not reach its revenue- and earnings-based targets. For Fiscal 2022, the CN Committee considered a holistic perspective of the Company’s performance when making its decisions, taking into account not only our financial, customer, strategic and operational results, but also the impact of the economic and regulatory environments in which the Company operates, as well as our performance relative to peers.

3.	LTIP

In October 2018, following approval by the Company's shareholders, the Company adopted the LTIP. The LTIP permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs" and, collectively with NQSOs, "Options"), (ii) restricted stock awards, (iii) restricted stock units ("RSUs"), (iv) stock appreciation rights ("SARs"), (v) performance compensation awards, and (vi) other stock-based awards, which are referred to herein collectively as "Awards", as more fully described below. The LTIP was amended by the Board on November 12, 2020, in order for the LTIP to comply with certain rules of the U.S. Securities Exchange Commission. As per the terms of the LTIP and the rules of the Canadian Securities Exchange (the "CSE"), such amendments did not require approval by the Company's shareholders as such amendments were made in order to make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange and did not adversely alter or impair the terms and conditions of Awards previously granted to participants under the LTIP.

The aggregate number of subordinate voting shares of the Company (the "Subordinate Voting Shares") that may be issued under all Awards under the LTIP is equal to 10% of the number of Subordinate Voting Shares outstanding at any time, including the number of Subordinate Voting Shares issuable on conversion of the multiple voting shares of the Company (the "Multiple Voting Shares"), the whole subject to certain adjustments provided under the LTIP. As at December 31, 2022, there were 623,520,125 Subordinate Voting Shares issued and outstanding and 93,970,705 Multiple Voting Shares issued and outstanding (or 717,490,830 Subordinate Voting Shares on an as-converted basis (the "Outstanding Share Number")).

The following table sets out the information as of December 31, 2022 with respect to the LTIP:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options, warrants and rights(1)	(b) Weighted-average exercise price of outstanding Options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	28,658,323 (3.99%)	$6.73	43,090,760 (6.01%)
Equity compensation plans not approved by shareholders	Nil	Not applicable	Not applicable
TOTAL	28,658,323 (3.99%)	$6.73	43,090,760 (6.01%)

Note:
(1)	Reflets the number of Subordinate Voting Shares to be issued upon exercise of outstanding Options and RSUs.
(2)	With respect to the Options only. No exercise price is attributed to the RSUs. This table does not include the grant price of such RSUs.

As of December 31, 2022, the following Awards were outstanding under the LTIP: (i) 24,365,668 Options, with the underlying Subordinate Voting Shares representing approximately 3.40% of the Outstanding Share Number (of which 15,761,157 were exercisable as at December 31, 2022), and (ii) 4,292,655 RSUs, with the underlying Subordinate Voting Shares representing approximately 0.60% of the Outstanding Share Number (none of which were vested as at December 31, 2022). As of December 31, 2022, an aggregate of 43,090,760 Subordinate Voting Shares remained available for issuance under the LTIP, representing approximately 6.01% of the Outstanding Share Number.

Summary of the LTIP

(a)	Purpose

The purpose of the LTIP is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with those of the shareholders.

(b)	Eligibility

Any of the Company's employees, officers, directors, or consultants (who are natural persons) are eligible to participate in the LTIP if selected by the Board (the "Participants"). The basis of participation of an individual under the LTIP, and the type and amount of any Award that an individual will be entitled to receive under the LTIP, are at the Board's discretion.

The maximum number of Subordinate Voting Shares that may be issued under the LTIP shall be set by the Board to be an aggregate of 10% of the number of Subordinate Voting Shares (including the number of Subordinate Voting Shares underlying the Multiple Voting Shares on an "as if converted" basis) then outstanding, on a fully-diluted basis. Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs shall not exceed 71,566,480 Subordinate Voting Shares, subject to adjustment in the LTIP. Any shares subject to an Award under the LTIP that are forfeited, cancelled, have expired before being exercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the LTIP. No financial assistance or support agreements may be provided by the Company in connection with grants under the LTIP.

In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Subordinate Voting Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may make such adjustment, which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the LTIP, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the LTIP.

(c)	Awards

(i)	Options

The Board is authorized to grant Options to purchase Subordinate Voting Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the LTIP are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an option granted under the LTIP is ten (10) years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate.

(ii)	Restricted Stock

A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Board will determine the price, if any, to be paid by the Participant for each Subordinate Voting Shares subject to a restricted stock award. The Board may condition the expiration of the restriction period, if any, upon: (i) the Participant's continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Board; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the restriction on the stock with respect to which the dividend was issued lapses. The Board may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

(iii)	Restricted Stock Units

RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board, or at some specific future date after a period of continued service with the Company or its affiliates, or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of service with the Company, the unvested portion of the RSUs will be forfeited.

(iv)	Stock Appreciation Rights

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR.

(v)	Performance Compensation Awards

A performance award entitles the recipient to receive, upon the achievement of one or more objective performance goals during such performance periods as the Board shall establish, payments, which may be denominated or payable in cash, shares (including, without limitation, restricted stock awards and RSUs), other securities of the Company, other awards under the LTIP or other property. Subject to the terms of the LTIP, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the Board.

(d)	Corporate Transactions

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, takeover bid or tender offer, repurchase or exchange of Subordinate Voting Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the LTIP, as it deems appropriate, including: (i) the termination of any Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant's vested rights; (ii) the replacement of the Award with other rights or property selected by the Board, in its sole discretion; (iii) cause the assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; or (iv) acceleration the vesting or the exercisability of any Award, notwithstanding anything to the contrary in the applicable award agreement.

No award agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a change-in-control event, unless such acceleration occurs upon the consummation of (or effective immediately prior to the consummation of, provided that the consummation subsequently occurs) such change-in-control event.

(e)	Amendments and Termination

The Board may from time to time amend, alter, suspend or terminate the LTIP and the Board may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the LTIP) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under the LTIP without the written consent of the Participant or holder thereof. Any amendment to the LTIP, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award will be in compliance with the CSE Policies. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the LTIP, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

(i)	amend the eligibility for, and limitations or conditions imposed upon, participation in the LTIP;

(ii)	amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A of the Code), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

(iv)	amend any terms relating to the administration of the LTIP, including the terms of any administrative guidelines or other rules related to the LTIP.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the LTIP or an Award that would:

(i)	require shareholder approval under the rules or regulations of securities exchange that is applicable to the Company;

(ii)	increase the number of shares authorized under the LTIP as specified in Section 4 of the LTIP;

(iii)	permit repricing of Options or Stock Appreciation Rights, which is currently prohibited by the LTIP;

(iv)	permit the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value (as defined in the LTIP) of a Subordinate Voting Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of the LTIP;

(v)	permit Options to be transferable other than as provided in the LTIP;

(vi)	amend the amendment provisions of the LTIP; or

(vii)	increase the maximum term permitted for Options and Stock Appreciation Rights as specified in the LTIP or extend the terms of any Options beyond their original expiry date.

The Board may further, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the LTIP or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the LTIP.

(f)	General

The Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the LTIP shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs or RSUs, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the LTIP except in compliance with all applicable laws and the trading policies of the Company.

(g)	Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

4.	Pension Plan Benefits

The Company did not implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

5.	Termination and Change of Control Benefits

During Fiscal 2022, Mr. Matt Darin acted as (i) President of the Company from January 1, 2022 until his appointment as CEO of the Company, and (ii) as CEO of the Company from May 9, 2022, in replacement of Mr. Joseph Bayern. The employment agreement under which Mr. Darin provides his services as CEO of the Company, as more fully detailed below, includes termination benefits in the event Mr. Darin's employment is terminated by the Company without cause or by Mr. Darin for good reason, representing 100% (12 months) of his base salary and his participation in the Company's group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Darin being unemployed three (3) months after the effective termination date of his employment.

During Fiscal 2022, Mr. Joseph Bayern acted as CEO of the Company until May 9, 2022. The employment agreement under which Mr. Bayern provided his services as CEO during Fiscal 2022, as more fully detailed below, included termination benefits in the event Mr. Bayern's employment was terminated by the Company without cause or by Mr. Bayern for good reason, representing 75% (9 months) of his base salary and his participation in the Company's group medical and dental insurance plan for the same period, six (6) months of which are contingent upon Mr. Bayern being unemployed three (3) months after the effective termination date of his employment.

Mr. Ed Kremer was appointed CFO of the Company effective August 8, 2022. The employment agreement under which Mr. Kremer provides his services as CFO, as more fully described below, includes termination benefits in the event Mr. Kremer's employment is terminated by the Company without cause or by Mr. Kremer for good reason, representing 100% (12 months) of his base salary and his participation in the Company's group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kremer being unemployed three (3) months after the effective termination date of his employment.

Mr. Ranjan Kalia acted as CFO of the Company from July 19, 2021 until March 14, 2022, date on which he resigned and ceased to be the CFO of the Company and was replaced on an interim basis by Mr. Davidson. The employment agreement under which Mr. Kalia provided his services as CFO during Fiscal 2022, as more fully described below, included termination benefits in the event Mr. Kalia's employment was terminated by the Company without cause or by Mr. Kalia for good reason, representing 100% (12 months) of his base salary and his participation in the Company's group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kalia being unemployed three (3) months after the effective termination date of his employment.

Mr. Davidson’s employment agreement governing his interim CFO position did not provide for a payment in the event of termination or change of control.

No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as Executive Chairman of the Board.

Other than as described above, there are no compensatory plan(s) or arrangements(s) with NEOs providing for payments in the event of resignation, retirement or any other termination of the officer's employment or a change of NEOs' responsibilities following a change of control of the Company. In case of termination of NEOs, common law and statutory law apply.

The following table sets forth the estimates of the incremental amounts that would have been payable to each of the NEOs upon termination of employment without cause or change of control pursuant to the terms of their employment agreements, assuming that such events had taken place on December 31, 2022, the last day of Fiscal 2022. The table does not include the following:

•	the value of insurance benefits that could be continued during a certain period following the occurrence of the respective event since they are generally available to all salaried employees;

•	the value of additional amounts that could be payable to each of the NEOs upon termination of employment without cause or change of control pursuant to common law and statutory law; and

•	an estimate of the incremental amounts payable to Mr. Jordan upon termination of employment without cause or change of control since no formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Name	Termination without Cause	Change of Control
Mr. Matt Darin	$750,000	$750,000
Mr. Joseph Bayern(1)	$581,250	$581,250
Mr. Ed Kremer	$500,000	$500,000
Mr. Ranjan Kalia(2)	$475,000	$475,000

Notes:

(1)	Effective May 9, 2022, Mr. Bayern resigned and ceased to be the CEO of the Company and was replaced effective as at such date, by Mr. Darin.

(2)	Effective March 14, 2022, Mr. Kalia resigned and ceased to be the CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Davidson.

Director Compensation

The Company pays compensation to its directors, which is comprised of (i) cash and (ii) awards granted in accordance with the terms of the LTIP and the CSE policies, or a combination of both. As at the date hereof, each non-executive director is entitled to an annual cash retainer in the amount of $100,000, (at a meeting of the CN Committee held on December 13, 2022, the annual cash retainer for Board members was increased from $50,000 to $100,000) and each of the Chair of the Audit Committee and the Chair of the CN Committee is entitled to an additional annual cash retainer in the amount of $100,000. The Company does not offer a meeting fee for Board or committee members. In addition, the Company may from time to time form ad hoc special committees to evaluate a special transaction. Depending on the transaction being evaluated, directors may be paid a special retainer for acting on such committee, and may also be paid a meeting fee. Further, each non-executive director, subject to their continued service as a director of the Company, is entitled to an annual grant of RSUs having an aggregate value of $150,000. The Company may grant additional RSUs to certain of its non-executive directors from time to time, as determined by the Board in its discretion. The directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. The Company also obtained insurance for the benefits of its directors and has indemnification obligations for the benefit of its directors.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table summarizes, for the periods indicated, the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each director and NEO of the Company, in each case excluding compensation securities, during the two most recently completed fiscal years of the Company.

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total compensation (US$)
Named Executive Officers
Matt Darin, CEO(1)	2022	682,691	375,000	—	960	—	1,058,651
	2021	350,000	112,000	—	960	—	462,960
Joseph Bayern, Former CEO(2)	2022	767,884	—	—	7,937	—	775,821
	2021	741,346	600,000	—	7,200	—	1,348,546
Ed Kremer, CFO(3)	2022	186,538	104,800	—	400	170,000	461,738
	2021	—	—	—	—	—	—
Ranjan Kalia, Former CFO(4)	2022	113,270	—	—	—	—	113,270
	2021	200,962	190,000	—	—	100,000(13)	490,962
Neil Davidson, Former COO and Former Interim CFO(5)	2022	445,001	178,119	—	1,590	212,500	837,210
	2021	425,000	170,000	—	1,200(14)	—	596,200
Boris Jordan, Executive Chairman	2022	750,000	1,000,000	—	—	—	1,750,000
	2021	750,000	1,000,000	—	—	—	1,750,000

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total compensation (US$)
Directors
Joseph Lusardi, Executive Vice-Chairman and Director	2022	500,000 (6)	150,000	—	7,700(7)	—	657,700
	2021	692,307 (6)	400,000	—	7,700(7)	—	1,100,007
Peter Derby, Director	2022	345,500(8)	—	—	—	—	345,500
	2021	171,500(8)	—	—	—	—	171,500
Karl Johansson, Director	2022	345,500(8)	—	—	—	—	345,500
	2021	171,500(8)	—	—	—	—	171,500
Dr. Jaswinder Grover, Director	2022	133,333 (9)	—	—	—	—	133,333
	2021	50,000	—	—	—	—	50,000
Mitchell Kahn, Director	2022	195,033 (10)	—	—	—	—	195,033
	2021	230,000	—	—	—	—	230,000
Michelle Bodner, Director(11)	2022	230,776	—	—	—	—	230,776
Shasheen Shah, Director(12)	2022	79,384	—	—	—	—	79,384

Notes:

(1)	Mr. Darin was appointed as CEO effective as of May 9, 2022, in replacement of Mr. Bayern. Prior to such appointment, Mr. Darin acted as the Company's President from January 1, 2022 to May 9, 2022. He has therefore served in his capacity as President of the Company for approximately four (4) months in Fiscal 2022, and as CEO of the Company for approximately eight (8) months in Fiscal 2022. Mr. Darin was, respectively for his roles as President and as CEO, entitled to an annual base salaries of $600,000 and $750,000 during Fiscal 2022, which were prorated to account for his actual tenure.

(2)	Effective May 9, 2022, Mr. Bayern resigned and ceased to be the CEO of the Company and was replaced as at such date by Mr. Darin. He has therefore served in his capacity as CEO of the Company for approximately four (4) months in Fiscal 2022. Mr. Bayern was entitled to an annual base salary of $775,000 during Fiscal 2022. Mr. Bayern maintained employment for the remainder of 2022 working on special projects and potential new business initiatives with no change in his annual base salary.

(3)	Mr. Kremer was appointed as CFO effective as of August 8, 2022, in replacement of Mr. Davidson, who was then acting as interim CFO since March 14, 2022, and as permanent replacement for Mr. Kalia who had resigned effective March 14, 2022. He has therefore served in his capacity as CFO of the Company for approximately five (5) months in Fiscal 2022. Mr. Kremer was entitled to an annual base salary of $500,000 during Fiscal 2022, which was prorated to account for his actual tenure. Mr. Kremer’s bonus was also prorated for his actual tenure. Mr. Kremer also received a sign-on bonus in the amount of $170,000.

(4)	Mr. Kalia resigned from his position as CFO effective March 14, 2022. He has therefore served in his capacity as CFO of the Company for approximately two (2) months in Fiscal 2022. Mr. Kalia was entitled to an annual base salary of $475,000 during Fiscal 2022, which was prorated to account for his actual tenure.

(5)	During Fiscal 2022, Mr. Davidson acted as (i) the Company's COO until January 3, 2022, at which point Mr. Davidson retired from such position, and (ii) interim CFO from March 14, 2022, in replacement of Mr. Kalia, until August 8, 2022, the effective date of the appointment of his replacement, Mr. Ed Kremer. He has therefore served in his capacity as Interim CFO of the Company for approximately six (6) months and as COO of the Company for three (3) days in Fiscal 2022. Mr. Davidson was, respectively for his roles as COO and as interim CFO, entitled to annual base salaries of $25,000 and $475,000 during Fiscal 2022, which were prorated to account for his actual tenure. Mr. Davidson remained employed by the company for a transitional period between the dates of January 3rd and March 14th maintaining his COO salary. Mr. Davidson received severance pay in connection with the COO position and received $212,500, the equivalent of 6 months' severance.

(6)	Being comprised of an annual retainer in the amount of $500,000 for his services as the Executive Vice-Chairman of the Company.

(7)	Reflects an allocation of $541.67 per month for the lease of a company car and $100 per month for a cell phone reimbursement during Fiscal 2021 and Fiscal 2022.

(8)	In addition to the Board annual retainers to which Mr. Derby and Mr. Johansson are entitled by virtue of being a director of the Company and the Chair of a committee of the Board, the figures shown in the table above include (i) in respect of Fiscal 2022, additional compensation earned by them for their services as a member of two ad hoc special committees formed for the purposes of evaluating a potential related-party transaction, which such transaction was ultimately abandoned by the Company, and coordinating the review of certain accounting and corporate practices of the Company; and (ii) in respect of Fiscal 2021, additional compensation earned by them for their services (A) as a member of the special committee formed to review and evaluate the acquisition of EMMAC Life Sciences Limited (the "EMMAC Transaction") which was completed in April 2021; and (B) as a member of the special committee formed to review and evaluate the extension of the dual-class structure of the Company (the "MVS Extension"). For additional information regarding the EMMAC Transaction, refer to the material change report dated March 19, 2021 in connection with the EMMAC Transaction, a copy of which is available under the Company's SEDAR profile at www.sedar.com. For additional information regarding the MVS Extension, refer to the Company's management information circular filed on July 30, 2021 in connection with the annual general and special meeting of the shareholders of the Company held on September 9, 2021, at which the MVS Extension was submitted to the shareholders, a copy of which is available under the Company's SEDAR profile at www.sedar.com. Board retainers include a prorated $100,000 payment for January 1, 2022 through September 30, 2022, a full $200,000 payment for Board service for the period between October 1, 2022 through September 30, 2023 and a $45,500 payment tied to the above mentioned transactions.

(9)	Being comprised of an annual retainer for January 1, 2022 through September 30, 2022 in the prorated amount of $33,333 as well as a $100,000 retainer for the period between October 1, 2022 through September 30, 2023. $100,000 for his services as a member of the Board.

(10)	Being comprised of an annual retainer for January 1st 2022 through September 30, 2022 in the prorated amount of $33,333 as well as a $100,000 retainer for the period between October 1, 2022 through September 30, 2023. Additional $61,700 in consulting fees.

(11)	Ms. Bodner was appointed as director of the Company effective as of December 16, 2022. She has therefore served in her capacity as director of the Company for approximately fifteen days in 2022 and, as such, was compensated $79,384 for her services between December 16, 2022 and September 30, 2023 and an additional 151,392 for consulting fees.

(12)	Mr. Shah was appointed as director of the Company effective as of December 16, 2022. He has therefore served in his capacity as director of the Company for approximately fifteen days in Fiscal 2022, and, as such, was compensated $79,384 for his services between December 16, 2022 and September 30, 2023.

(13)	Being comprised of a sign-on bonus agreed to be paid to Mr. Kalia as part of his employment agreement.

(14)	Being comprised of cell phone reimbursement fees for Fiscal 2020 and Fiscal 2021.

Stock Options and Other Compensation Securities

The following table summarizes all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in Fiscal 2022.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (US$)	Closing price of security or underlying security on date of grant (US$)(2)	Closing price of security or underlying security at year end (US$)(3)	Expiry Date
Matt Darin, CEO(3)	Options	299,641 (0.0481%)	January 1, 2022	8.91	8.91	4.30	January 1, 2032
	RSUs	224,730 (0.0360%)	January 1, 2022	N/A	8.91	4.30	N/A
Joseph Bayern, Former CEO(4)	Options	273,929 (0.0439%)	March 31, 2022	7.31	7.31	4.30	March 31, 2032
	RSUs	205,447 (0.0329%)	March 31, 2022	N/A	7.31	4.30	N/A

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (US$)	Closing price of security or underlying security on date of grant (US$)(2)	Closing price of security or underlying security at year end (US$)(3)	Expiry Date
Ed Kremer CFO(5)	Options	423,411 (0.0679%)	August 10, 2022	5.89	5.79	4.30	August 10, 2032
	RSUs	255,643 (0.0410%)	August 10, 2022	N/A	5.79	4.30	N/A
Ranjan Kalia, Former CFO(6)	—	—	—	—	—	—	—
Neil Davidson, Former COO and Former Interim CFO(7)	Options	31,608 (0.0051%)	March 15, 2022	5.77	5.77	4.30	March 15, 2032
	RSUs	23,706 (0.0038%)	March 15, 2022	N/A	5.77	4.30	N/A
Boris Jordan(8), Executive Chairman and Director	RSUs	160,595 (0.0258%)	September 8, 2022	N/A	5.92	4.30	N/A
Joseph Lusardi(9), Executive Vice-Chairman and Director	RSUs	80,297 (0.0129%)	September 8, 2022	N/A	5.92	4.30	N/A
Karl Johansson(10), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Peter Derby(11), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Dr. Jaswinder Grover(12), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Mr. Mitchell Kahn(13), Director	RSUs	24,089 (0.0039%)	September 8, 2022	N/A	5.92	4.30	N/A
Michelle Bodner(14), Director	RSUs	20,746 (0.0033%)	December 16, 2022	N/A	5.27	4.30	N/A
Shasheen Shah(16), Director	RSUs	20,746 (0.0033%)	December 16, 2022	N/A	5.27	4.30	N/A

Notes:

(1)	Percentage of class is calculated on a partially diluted basis assuming: (i) the exercise of Options and RSUs granted to directors and NEOs of the Company as at December 31, 2022; and (ii) an aggregate of 623,520,125 Subordinate Voting Shares issued and outstanding on December 31, 2022.

(2)	Figures shown in this column represent the closing price of the Subordinate Voting Shares on the CSE on the applicable date of grant, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on the applicable date of grant. No exercise price is attributed to the RSUs.

(3)	Reflects the closing price of the Subordinate Voting Shares on the CSE on December 30, 2022, the last trading day of Fiscal 2022, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on such date.

(4)	As of December 31, 2022, Mr. Darin had ownership, direction or control over a total of 3,863,927 Subordinate Voting Shares, 471,411 Options and 1,533,840 RSUs.

(5)	As of May 9, 2022, the date of his resignation as CEO of the Company, Mr. Bayern had ownership, direction or control over a total of 160,596 Subordinate Voting Shares, 1,494,440 Options and 527,606 RSUs.

(6)	As of December 31, 2022, Mr. Kremer had ownership, direction or control over a total of nil Subordinate Voting Shares, 423,411 Options and 947,653 RSUs.

(7)	As of March 14, 2022, the date of his resignation of CFO of the Company, Mr. Kalia had ownership, direction or control over a total of nil Subordinate Voting Shares, 189,660 Options and 142,245 RSUs.

(8)	As of August 8, 2022, the date of his termination as interim CFO of the Company, Mr. Davidson had ownership, direction or control over a total of 573,240 Subordinate Voting Shares, 1,013,636 Options and 17,074 RSUs.

(9)	As of December 31, 2022, Mr. Jordan had ownership, direction or control over a total of 93,970,705 Multiple Voting Shares, 56,876,869 Subordinate Voting Shares, 5,697,505 Options and 160,595 RSUs.

(10)	As of December 31, 2022, Mr. Lusardi had ownership, direction or control over a total of 5,378,549 Subordinate Voting Shares, 6,916,455 Options and 80,297 RSUs.

(11)	As of December 31, 2022, Mr. Johansson had ownership, direction or control over a total of 71,989 Subordinate Voting Shares, nil Options and 24,089 RSUs.

(12)	As of December 31, 2022, Mr. Derby had ownership, direction or control over a total of 490,813 Subordinate Voting Shares, nil Options and 24,089 RSUs.

(13)	As of December 31, 2022, Dr. Grover had ownership, direction or control over a total of 5,551,437 Subordinate Voting Shares, nil Options and 24,089.

(14)	As of December 31, 2022, Mr. Kahn has ownership, direction or control over a total of 5,471,769 Subordinate Voting Shares, nil Options and 24,089 RSUs.

(15)	As of December 31, 2022, Ms. Bodner had ownership, direction or control over a total of 226,750 Subordinate Voting Shares, nil Options and 20,746 RSUs.

(16)	As of December 31, 2022, Mr. Shah had ownership, direction or control over a total of nil Subordinate Voting Shares, nil Options and 20,746 RSUs.

Exercise of Compensation Securities

The following table summarizes all compensation securities exercised by each director and NEO of the Company during Fiscal 2022.

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security (US$)	Date of exercise(1)	Closing price of security on date of exercise(2) (US$)	Difference between exercise price and closing price on date of exercise (US$)	Total value on exercise date (US$)
Matt Darin, CEO	RSUs	74,910	Nil	December 31, 2022	4.30	4.30	322,113
Joseph Bayern, Former CEO	RSUs	57,540	Nil	January 1, 2022	8.91	8.91	512,681
	RSUs	103,589	Nil	December 9, 2022	5.28	5.28	546,950
	RSUs	57,540	Nil	December 31, 2022	4.30	4.30	247,422

Ed Kremer, CFO	—	—	—	—	—	—	—
Ranjan Kalia, Former CFO	—	—	—	—	—	—	—
Neil Davidson, Former COO and Former Interim CFO	RSUs	204,120	Nil	January 28, 2022	5.93	5.93	1,209,919
	RSUs	156,250	Nil	March 23, 2022	6.72	6.72	1,050,000
	RSUs	23,706	Nil	September 15, 2022	5.94	5.94	140,814
	RSUs	17,074	Nil	November 22, 2022	6.25	6.25	106,713
Boris Jordan, Executive Chairman and Director	RSUs	84,411	Nil	September 9, 2022	6.14	6.14	518,284
Joseph Lusardi, Executive Vice- Chairman and Director	RSUs	40,554	Nil	September 9, 2022	6.14	6.14	249,002
	RSUs	48,781	Nil	November 22, 2022	6.57	6.57	320,491
Karl Johansson, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Peter Derby, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Dr. Jaswinder Grover, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Mitchell Kahn, Director	RSUs	12,661	Nil	September 9, 2022	6.14	6.14	77,739
Michelle Bodner, Director	—	—	—	—	—	—	—
Shasheen Shah, Director	—	—	—	—	—	—	—

Note:

(1)	RSUs do not have an exercise date. For purposes of this table, the exercise date should be understood as the vesting date, on which the underlying Subordinate Voting Shares were issued to the individual.

(2)	Figures shown in this column represent the closing price of the Subordinate Voting Shares on the CSE on the applicable date of exercise, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on the applicable date of exercise. No exercise price is attributed to the RSUs.

Employment, Consulting and Management Agreements

Matt Darin

Effective May 9, 2022, Mr. Darin became CEO of the Company. Mr. Darin was previously President of the Company since January 3rd, 2022. The Company entered into an employment agreement with Mr. Darin on December 9, 2021, governing his position as President, which agreement was subsequently amended by an appointment letter governing his CEO position. Mr. Darin is entitled to a base annual salary of $750,000 and is eligible for a discretionary year-end performance bonus representing up to 100% of such base salary. He did not receive an equity grant upon CEO appointment. When promoted to President on January 2022, he received an equity grant valued at $4,000,000. In addition, Mr. Darin received, upon hiring, shares of the Company worth $4,000,000, granted as to 50% value via Options and as to 50% value via RSUs. If Mr. Darin is terminated other than for cause, then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Darin is entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Darin for diminution of duties, in addition to accrued amounts, Mr. Darin is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, nine (9) months of which, in each case, were contingent upon Mr. Darin remaining unemployed three (3) months following the effective date of termination.

Joseph Bayern

Mr. Bayern was the Company's CEO in Fiscal 2022 until May 9, 2022, when Matt Darin was named as his replacement. Mr. Bayern was appointed as CEO effective as of January 1, 2021. The Company entered into an employment agreement with Mr. Bayern on November 23, 2019 for his previous role as President of the Company, which continued to govern his employment relationship with the Company as its CEO. Mr. Bayern was entitled to a base annual salary of $500,000 and was eligible for a discretionary year-end performance bonus representing up to 75% of such base salary. In addition, Mr. Bayern received, upon hire, shares of the Company worth $5,000,000, granted as to 50% via Options and as to 50% via RSUs. He was also eligible for annual equity grants at 150% of his base salary as of part of the LTIP. If Mr. Bayern was terminated other than for cause, then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement, with the balance of such options being cancelled.

In addition, Mr. Bayern was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Bayern for diminution of duties, in addition to accrued amounts, Mr. Bayern was entitled to an amount equal to nine (9) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Bayern remaining unemployed six (6) months following the effective date of termination.

Ed Kremer

Effective August 8, 2022, Mr. Kremer became CFO of the Company. The Company entered into an employment agreement with Mr. Kremer on July 6, 2022 governing his position as CFO. Mr. Kremer is entitled to a base annual salary of $500,000 and is eligible for a discretionary year-end performance bonus representing a target of 50% of such base salary. In addition, Mr. Kremer received, upon hiring, shares of the Company worth $3,000,000, granted as to 50% value via Options and as to 50% value via RSUs. If Mr. Kremer is terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Kremer is entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Kremer for diminution of duties, in addition to accrued amounts, Mr. Kremer is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, nine (9) months of which, in each case, are contingent upon Mr. Kremer remaining unemployed three (3) months following the effective date of termination.

Ranjan Kalia, Former CFO

Mr. Kalia was the Company's CFO from June 21, 2021 until his resignation effective as of March 14, 2022. The Company entered into an employment agreement dated June 21, 2021 with Mr. Kalia in connection with his role as CFO. Under the terms of this agreement, Mr. Kalia was entitled to a base annual salary of $475,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary, in addition to a fixed $100,000 additional bonus if his employment with the Company extended beyond March 31, 2022. In addition, Mr. Kalia received, upon hiring, shares of the Company worth $3,500,000, granted as to 50% via Options and as to 50% via RSUs. If Mr. Kalia was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Kalia was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Kalia for diminution of duties, in addition to accrued amounts, Mr. Kalia was entitled to an amount equal to twelve (12) months of his then annual base salary, payable in two (2) lump sum payments, and to continue receiving benefits under the Company's health insurance program for the same period. The first lump sum payment of three (3) months base salary would be payable within thirty (30) days after termination, with the second lump sum payment of nine (9) months base salary being contingent on Mr. Kalia remaining unemployed after three (3) months from the date of termination.

Effective March 14, 2022, Mr. Kalia resigned and ceased to be CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Davidson.

Neil Davidson, Former COO and Former Interim CFO

Mr. Davidson was the Company's interim CFO from March 14, 2022 until August 8, 2022. He further was the Company's COO in Fiscal 2022 until January 3, 2022. The Company entered into an employment agreement with Mr. Davidson on March 16, 2022 governing his position as interim CFO. Under the terms of this agreement, Mr. Davidson was entitled to a base monthly salary of $39,583 for a maximum duration of 6 months with the option to terminate upon the appointment of a full time CFO and was eligible for a monthly bonus representing $19,791 per month worked, and payable in the month of the last day effectively worked by Mr. Davidson. In addition, Mr. Davidson was entitled to a special grant of up to 23,706 RSUs and 31,608 Options which vested one sixth on the last day of every month of employment as interim CFO. However, Mr. Davidson’s employment agreement did not provide for a payment in the event of termination or change of control.

Boris Jordan

Mr. Jordan is the Executive Chairman of the Board. No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Management Agreements

No management functions of the Company are performed by a person or company other than the directors and executive officers of the Company.